UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

GLOBAL LEADERSHIP INSTITUTE INC.

Common Stock, par value $0.001

CUSIP 156718207

November 10, 2014

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 156718207	13G	Page 1 of 4

1.	Name of Reporting Person

ASC Recap LLC

I.R.S. Identification No. of Above Person (entities only) 46-0886068

2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization	Connecticut

	5.	Sole Voting Power	26,812,900

Number of Shares	6.	Shared Voting Power	26,812,900
Owned by Each
Reporting Person	7.	Sole Dispositive Power	26,812,900
With
	8.	Shared Dispositive Power	26,812,900

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

Reporting Person holds 26,812,900 shares of Issuer’s common stock. The shares were issued pursuant to a partial conversion of a convertible promissory note held by Reporting Person. Reporting Person holds three convertible promissory notes in the aggregate principal amount of $86,950.00. Each promissory note is subject to restriction of beneficial ownership prohibiting the holder from beneficially owning greater than 9.9% of the Issuer’s common stock at any given time. Reporting Person expressly disclaims any beneficial ownership in shares of common stock of Issuer held by any other person or entity.

10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares	☐

11.	Percent of Class Represented by Amount in Row 9 9.9%

12.	Type of Reporting Person PN

CUSIP No. 156718207	13G	Page 2 of 4

ITEM 1	(a)	NAME OF ISSUER GLOBAL LEADERSHIP INSTITUTE INC.

	(b)	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

215 Dino Drive, Ann Arbor, MI 48103

ITEM 2	(a)	NAME OF PERSON FILING ASC Recap LLC

	(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

90 Grove Street, Ridgefield CT 06877

	(c)	CITIZENSHIP United States

	(d)	TITLE OF CLASS OF SECURITIES Common Stock, par value $0.001

	(e)	CUSIP NUMBER 156718207

ITEM 3          If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act
(b)	☐ Bank as defined in section 3(a)(6) of the Act
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940
(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

CUSIP No. 156718207	13G	Page 3 of 4

(h)	☐ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

If this statement is filed pursuant to Rule 13d-1(c), check this box ☒

ITEM 4	OWNERSHIP

(a)         Amount beneficially owned: Reporting Person holds 26,812,900 shares of Issuer’s common stock. The shares were issued pursuant to a partial conversion of a convertible promissory note held by Reporting Person. Reporting Person holds three convertible promissory notes in the aggregate principal amount of $86,950.00. Each promissory note is subject to restriction of beneficial ownership prohibiting the holder from beneficially owning greater than 9.9% of the Issuer’s common stock at any given time. Reporting Person expressly disclaims any beneficial ownership in shares of common stock of Issuer held by any other person or entity.

(b)          Percent of class: 9.9%

(c)          Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 26,812,900

(ii) Shared power to vote or to direct the vote: 26,812,900

(iii) Sole power to dispose or to direct the disposition of: 26,812,900

(iv) Shared power to dispose or to direct the disposition of: 26,812,900

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

ITEM 6         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

ITEM 7         IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

N/A

CUSIP No. 156718207	13G	Page 4 of 4

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

N/A

ITEM 9	NOTICE OF DISSOLUTION OF GROUP

N/A

ITEM 10	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 10, 2014

ASC Recap LLC

By:	Stephen Hicks
Manager